240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Monro, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Ides Capital Management LP

ADDRESS OF PERSON RELYING ON EXEMPTION: 3 Columbus Circle, Suite 1636, New York, NY 10019

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the Management’s proxy mailing.

Investors with questions may contact us at dmckeever@idescapital.com or contact our information agent, Okapi Partners, via phone at (844) 343-2623 or via E-mail at info@okapipartners.com.

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Dear Monro, Inc. Shareholders,

We are gratified to share that leading proxy advisory firms and governance experts Institutional Shareholder Services (“ISS”) and Glass Lewis have both recommended that Monro, Inc. (“Monro”) shareholders vote “FOR” Item #5 – Shareholder Proposal – Proposal for Board to Adopt Recapitalization Plan.

In their report recommending Monro shareholders vote “FOR” Item #5, ISS shared:

“Approval of this non-binding proposal would encourage the board to take the necessary steps to adopt a simplified capital structure whereby all shares have an equal, one vote per share and no shareholders have veto power over the others. Providing shareholders with voting rights that are proportionate to their economic interests promotes accountability to shareholders and is a standard practice of good corporate governance. As such, support for this proposal is warranted.”

Glass Lewis also recommended Monro shareholders vote “FOR” Item #5, stating:

“We believe that allowing one vote per share generally operates as a safeguard for common shareholders by ensuring that those who hold a significant minority of shares are able to weigh in on issues set forth by the board, especially in regard to the director election process. Elimination of the dual class structure creates an even playing field for all shareholders, as well as a board that is more responsive to all shareholders.”

At the Monro, Inc. (MNRO) Annual Meeting of Shareholders on August 17, 2021 please vote FOR: Item #5 – Shareholder Proposal – Proposal for Board to Adopt Recapitalization Plan.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the Management’s proxy mailing.

Investors with questions may contact us at dmckeever@idescapital.com or contact our information agent, Okapi Partners, via phone at (844) 343-2623 or via E-mail at info@okapipartners.com.

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The Resolution:

RESOLVED: Shareholders request that our Board take all practicable steps in its control to initiate and adopt a recapitalization plan for all outstanding classes of stock to have one vote per share in each voting situation and eliminate any veto power held by one class of stock over the voting power of another class of stock.

We urge you to vote “FOR” proxy item #5.

Should you have any proposal-specific questions, please feel free to contact us at dmckeever@idescapital.com or reach out to our information agent, Okapi Partners, via phone at (844) 343-2623 or via E-mail at info@okapipartners.com.

Thank you for your support.

Sincerely,

/s/ Dianne K. McKeever
Dianne K. McKeever CIO, Co-Founder and Managing Member
Ides Capital Management LP

Ides Capital Management LP has filed the proposal on behalf of Ides Capital Partners Master Fund, Ltd., which is a beneficial owner of shares of the Company’s common stock.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Ides Capital Management LP is not able to vote your proxies, nor does this communication contemplate such an event. We urge shareholders to vote for Item No. 5 following the instructions provided on Management's proxy mailing.

The views expressed are those of the authors and Ides Capital Management LP as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the Management’s proxy mailing.

Investors with questions may contact us at dmckeever@idescapital.com or contact our information agent, Okapi Partners, via phone at (844) 343-2623 or via E-mail at info@okapipartners.com.

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